INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

As at and for the three months ended March 31, 2017
(Stated in US dollars)

GENTOR RESOURCES INC.

NOTICE TO READER

These interim condensed consolidated financial statements of Gentor Resources Inc. as at and for the three months ended March 31, 2017 have been prepared by management of Gentor Resources Inc. The auditors of Gentor Resources Inc. have not audited or reviewed these interim condensed consolidated financial statements.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
INTERIM CONDENSED CONSOLIDATED BALANCE SHEET
(Stated in US dollars and unaudited)

ASSETS	As at	As at
	March 31,	December 31,
	2017	2016

Current
Cash	$10,544	$17,287
Prepaids and advances (note 3)	10,920	11,271
Due from related parties (note 6)	37,611	41,734
Total current assets	59,075	70,292

Capital assets (note 5)	691	763
Mineral properties (note 4)	-	-
Total assets	$59,766	$71,055

LIABILITIES
Current
Accounts payable	$330,720	$302,315
Accrued liabilities	139,522	161,047
Due to related parties (note 6)	255,295	228,248
Total current liabilities	725,537	691,610

Common share purchase warrants liability (note 8d)	-	-
Total liabilities	$725,537	$691,610

SHAREHOLDERS' DEFICIENCY
Authorized 500,000,000 Common Shares, $0.0001 per share par value (note 8a) Issued and outstanding 95,253,840 Common Shares (December 31, 2015 - 95,253,840) (note 8b)	9,525	9,525
Additional paid-in capital	42,604,878	42,604,878
Deficit accumulated during the exploration stage	(43,280,174)	(43,234,958)
Total shareholders' deficiency	(665,771)	(620,555)

Total liabilities and shareholders' deficiency	$59,766	$71,055
Going concern (note 1)

See accompanying notes to the interim condensed consolidated financial statements.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Stated in US dollars and unaudited)

	For the three	For the three
	months ended	months ended
	March 31, 2017	March 31, 2016

Expenses
Field camps expenses	$3,350	$17,169
Consulting fees – related parties	27,047	26,230
Professional fees	4,869	3,207
General and administrative expenses	9,967	58,581
Depreciation	72	2,912
Net operating loss	(45,305)	(108,099)
Other income	89	41,986
Gain on common share
purchase warrants (note 8d)	$-	$8,201
Net loss	(45,216)	(57,912)
Net loss and comprehensive loss	$(45,216)	$(57,912)

Basic and diluted loss per common share (note 8e)	$(0.00)	$(0.00)

Weighted average number of basic and diluted common shares outstanding (note 8e)	95,253,840	95,253,840

See accompanying notes to the interim condensed consolidated financial statements.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in US dollars and unaudited)

	For the three months	For the three
	ended March 31,	months ended
	2017	March 31, 2016

CASH PROVIDED BY (USED IN)
Operating activities:
Net loss	$(45,216)	$(57,912)
Adjustments required to reconcile net loss with net cash used in operating activities
Depreciation	72	2,912
Gain on common share
purchase warrants	-	(8,201)
Stock based compensation	-	2,297
Changes in non-cash working capital balances
Prepaids and advances	351	(17,655)
Due from related parties	4,123	(6,673)
Accounts payable	28,405	(25,245)
Accrued liabilities	(21,525)	-
Cash used in operating activities	(33,790)	(110,477)
Financing activities
Due to related parties	27,047	27,237
Cash provided by financing activities	27,047	27,237
Investing activities	-	-

Net decrease in cash	(6,743)	(83,240)

Cash, beginning of the period	17,287	129,065
Cash, end of the period	$10,544	$45,825

See accompanying notes to the interim condensed consolidated financial statements.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIENCY
For the three months ended March 31, 2017
(Stated in US dollars and unaudited)

		Common			Total
	Number of	shares	Additional paid-in	Accumulated	shareholders'
	common shares	amount	capital	deficit	deficiency
Balance at December 31, 2015	95,253,840	$9,525	$42,601,670	$(42,960,534)	$(349,339)
Stock-based compensation expense (note 8c)	-	-	2,297	-	2,297
Net loss for the period	-	-	-	(57,912)	(57,912)
Balance at March 31, 2016	95,253,840	$9,525	$42,603,967	$(43,018,446)	$(404,954)
Stock-based compensation expense (note 8c)	-	-	911	-	911
Net loss for the period	-	-	-	(216,512)	(216,512)
Balance at December 31, 2016	95,253,840	$9,525	$42,604,878	$(43,234,958)	$(620,555)
Stock-based compensation expense (note 8c)	-	-	-	-	0
Net loss for the period	-	-	-	(45,216)	(45,216)
Balance at March 31, 2017	95,253,840	$9,525	$42,604,878	$(43,280,174)	$(665,771)

See accompanying notes to the interim condensed consolidated financial statements.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars and unaudited)
As at and for the three months ended March 31, 2017

1.	NATURE OF OPERATIONS AND GOING CONCERN

NATURE OF OPERATIONS

Gentor Resources Inc. (the “Company”), a Cayman Islands corporation, is an exploration stage corporation formed for the purpose of prospecting and developing mineral properties.

The business of exploring for minerals involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. Major expenses may be required to establish ore reserves, to develop metallurgical processes, to acquire construction and operating permits and to construct mining and processing facilities.

Although the Company has taken steps to verify title to properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. The Company’s properties may be subject to unregistered prior agreements, unregistered claims, aboriginal claims and regulatory, environmental and social requirements.

GOING CONCERN

The accompanying interim condensed consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. For the three months ended March 31, 2017 the Company had a net loss of $45,216 (three months ended March 31, 2016 – $57,912), a deficit accumulated during the exploration stage of $43,280,174 as at March 31, 2017 (December 31, 2016 – $43,234,958), and a working capital deficiency of $666,462 as at March 31, 2017 (December 31, 2016 - $621,318).

The Company intends to fund operations through equity financing arrangements. Such financings may be insufficient to fund its capital expenditure, working capital and other cash requirements. The Company’s continued existence is dependent upon it emerging from the exploration stage, obtaining additional financing to continue operations, exploring and developing mineral properties and the discovery, development and sale of ore reserves.

These circumstances represent material uncertainties which cast substantial doubt on the Company’s ability to continue on a going concern basis. These interim condensed consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern. Such adjustments may be material.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars and unaudited)
As at and for the three months ended March 31, 2017

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These interim condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (``US GAAP``).

a)	BASIS OF CONSOLIDATION

The Company’s interim condensed consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary Gentor International Limited (“Gentor International”). Gentor International was incorporated on December 12, 2011 under the laws of the British Virgin Islands. Intercompany balances and transactions have been eliminated in preparing the interim condensed consolidated financial statements.

b)	MINERAL PROPERTIES AND EXPLORATION COSTS

Exploration costs pertaining to mineral properties with no proven reserves are charged to operations as incurred. When it is determined that mineral properties can be economically developed as a result of establishing proven and probable reserves, costs incurred to develop such properties are capitalized. Such costs will be depreciated using the units-of-production method over the estimated life of the proven and probable reserves. The Company is in the exploration stage and has not yet realized any revenue from its planned operations. All exploration expenditures are expensed as incurred.

c)	CAPITAL ASSETS

Capital assets are recorded at cost less accumulated depreciation. Depreciation is recorded as follows:

Vehicle	-	Straight line basis over a range of two to four years

Mining equipment	-	Straight line basis over four years

Office equipment	-	Straight line basis over four years

Furniture and fixtures	-	20% declining balance basis

Building	-	Straight line basis over five years

d)	ASSET IMPAIRMENT

The Company monitors events and changes in circumstances, which may require an assessment of the recoverability of its long-lived assets. If required, the Company would assess recoverability using estimated undiscounted future operating cash flows of the related asset or asset grouping. Assets are grouped at the lowest levels for which there are identifiable cash flows that are largely independent of the cash flows generated by other asset groups. If the carrying amount of an asset is not recoverable, an impairment loss is recognized in operations, measured by comparing the carrying amount of the asset to its fair value. No impairment losses were recorded during the three months ended March 31, 2017.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars and unaudited)
As at and for the three months ended March 31, 2017

e)	ASSET RETIREMENT OBLIGATIONS

The fair value of the liability of an asset retirement obligation is recorded when it is incurred and the corresponding increase to the asset is depreciated over the estimated life of the asset. The liability is periodically adjusted to reflect changes in the estimated present value resulting from the passage of time and revisions to the estimates of either the timing or amount of the asset retirement obligation. The Company has not identified or recorded any asset retirement obligations on its balance sheet as at March 31, 2017.

f)	STOCK-BASED COMPENSATION

The Company has a stock option plan, which is described in note 8(c). The Company uses the fair value method of accounting for stock options granted to directors, officers and employees whereby the fair value of options granted measured at the grant date is recorded as a compensation expense in the financial statements on a straight line basis over the requisite employee service period (usually the vesting period). Compensation expense on stock options granted to non-employees is measured at the earlier of the completion of performance and the date the options are vested using the fair value method and is recorded as an expense in the same period as if the Company had paid cash for the goods or services received. Any consideration paid by directors, officers, employees and consultants on exercise of stock options or purchase of shares is credited to capital stock. Shares are issued from treasury upon the exercise of stock options. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. For 2016 and for the first three months of 2017, the Company estimated that all options previously granted will vest. As the stock options are exercisable in Canadian dollars, and the Company’s securities trade on a Canadian exchange, stock options are determined to be equity instruments.

g)	CASH

Cash consists of bank balances. The Company maintains cash in bank deposit accounts in Canada that at times may exceed Canadian federally insured limits. The Company has not experienced any losses in such accounts.

h)	FOREIGN EXCHANGE

The Company’s functional and reporting currency is United States dollars. The functional currency of the foreign operations is United States dollars. Amounts in other than the functional currency are translated as follows: monetary assets and liabilities are translated at the spot rates of exchange in effect at the end of the period; non-monetary items are translated at historical exchange rates in effect on the dates of the transactions. Revenues and expense items are translated at average rates of exchange in effect during the period, except for depreciation, which is translated at its corresponding historical rate. Realized and unrealized exchange gains and losses are included in the consolidated statements of operations.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars and unaudited)
As at and for the three months ended March 31, 2017

i)	USE OF ESTIMATES

The preparation of financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Actual results could differ from management's best estimates as additional information becomes available in the future. The Company bases its estimates and assumptions on historical experience, current facts, and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. Significant estimates and assumptions include those related to the recoverability of capital assets, estimation of deferred income taxes, tax loss recoverability, useful lives of depreciable assets, and fair value estimates for stock options and common share purchase warrants.

j)	FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial Instruments

The Company classifies financial assets and liabilities as held-for-trading, available-for-sale, held-to- maturity, loans and receivables or other financial liabilities depending on their nature. Financial assets and financial liabilities are recognized at fair value on their initial recognition, except for those arising from certain related party transactions which are accounted for at the transferor’s carrying amount or exchange amount.

Financial assets and liabilities classified as held-for-trading are measured at fair value, with gains and losses recognized in net income. Financial assets classified as held-to-maturity, loans and receivables, and financial liabilities other than those classified as held-for-trading are measured at amortized cost, using the effective interest method of amortization. Financial assets classified as available-for-sale are measured at fair value, with unrealized gains and losses being recognized as other comprehensive income until realized, or if an unrealized loss is considered other than temporary, the unrealized loss is recorded in operations.

Fair Value

The Company follows “Accounting Standards Codification” ASC 820-10 Fair Value Measurements and Disclosures for its financial assets and financial liabilities that are re-measured and reported at fair value at each reporting period.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars and unaudited)
As at and for the three months ended March 31, 2017

Fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs utilize data points that are observable in the market such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability and include situations where there is little, if any, market activity. For the three months ended March 31, 2017 and for the year ended December 31, 2016, common share purchase warrants denominated in Canadian dollars were recognized as fair value derivative instruments.

Derivative Financial Instruments

The Company reviews the terms of its equity instruments and other financing arrangements to determine whether or not there are embedded derivative instruments that are required to be accounted for separately as a derivative financial instrument. Also, in connection with the issuance of financing instruments, the Company may issue freestanding options or warrants that may, depending on their terms, be accounted for as derivative instrument liabilities, rather than as equity. The Company may also issue options or warrants to non-employees in connection with consulting or other services.

Derivative financial instruments are measured at their fair value. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then re-valued at each reporting date, with changes in the fair value reported as charges or credits to profit or loss. For warrant-based derivative financial instruments, the Company uses the Black-Scholes option pricing model to estimate fair value of the derivative instruments. For more complex derivative financial instruments, the Company uses acceptable pricing models to estimate fair value of the derivative instrument.

The classification of derivative instruments, including whether or not such instruments should be recorded as liabilities or as equity, is reassessed at the end of each reporting period. If reclassification is required, the fair value of the derivative instrument, as of the determination date, is reclassified. Any previous charges or credits to income for changes in the fair value of the derivative instrument are not reversed. Derivative instrument liabilities are classified in the balance sheet as current or non-current based on whether net-cash settlement of the derivative instrument could be required within 12 months of the balance sheet date.

k)	INCOME TAXES

Deferred income taxes are reported for temporary differences between items of income or expense reported in the financial statements and those reported for income tax purposes, which require the use of the asset/liability method of accounting for income taxes. Deferred income taxes and tax benefits are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases, and for the tax loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company recognizes deferred taxes for the estimated future tax effects attributable to deductible temporary differences and loss carryforwards when realization is more likely than not. The deferred taxes for the Company amount to nil at the balance sheet date.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars and unaudited)
As at and for the three months ended March 31, 2017

ASC 740, “Income Taxes” requires that the Company recognize the impact of a tax position in its financial statements if the position is more likely than not of being sustained upon examination and on the technical merits of the position. At March 31, 2017, the Company has no material unrecognized tax benefits. The Company does not anticipate any material change in the total amount of unrecognized tax benefits to occur within the next twelve months.

l)	LOSS PER SHARE

Basic loss per share calculations are based on the weighted-average number of common shares issued and outstanding during the period. Diluted earnings per share is calculated using the treasury method. The treasury method assumes that outstanding stock options and warrants with an average exercise price below market price of the underlying shares are exercised and the assumed proceeds are used to repurchase common shares of the Company at the average market price of the common shares for the period.

m)	ACCOUNTING CHANGES

During 2017, the Company adopted new standards, interpretations, amendments and improvements of existing standards including:

1.

Accounting Standard Update (“ASU”) No.2015-17, “Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes”. This new standard and change did not have any material impact on the Company’s consolidated financial statements.

2.

ASU No. 2016-09, “Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting”. This new standard and change did not have any material impact on the Company’s consolidated financial statements.

n)	ACCOUNTING PRONOUNCEMENTS NOT YET EFFECTIVE

Certain new standards, interpretations, amendments and improvements to existing standards were issued that are mandatory for accounting periods beginning after January 1, 2017 or later. Updates that are not applicable or are not consequential to the Company have been excluded.

In August 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments”. This update provides guidance on specific cash flow issues with the objective of reducing the existing diversity in practice. The amendments in this ASU are effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. The Company did not implement early adoption of this update and is currently evaluating its impact on its consolidated financial statements.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars and unaudited)
As at and for the three months ended March 31, 2017

3.	PREPAIDS AND ADVANCES

The prepaids and advances consist of $10,920 for advances as at March 31, 2017 (December 31, 2016 - $11,271 for advances).

4.	MINERAL PROPERTIES

Turkey Project

Following the identification by the Company of several surface gossans in distal volcanogenic massive sulphide (VMS) settings, the Company negotiated two joint venture option agreements with local Turkish entities. The first option agreement (the “Karaburun Option”) was signed with the first local partner for a 50% share of three permits in the Boyabat area in northern Turkey and the second option agreement was signed with a second local partner for a 50% interest in three additional permits in the Boyabat area in northern Turkey. The second option agreement expired unexercised on May 15, 2014.

In September 2014, the Company announced that it had acquired a new licence (the “Karaburun Licence”) as a result of a government tender process, which licence covers the remaining portion of the Karaburun VMS prospect, the southern part of which was covered by the Karaburun Option. In December 2014, the Company received the final forestry drill permit from the Ministry of Forestry and Water Resources in Turkey to undertake its planned Phase 1 diamond drilling program at the Karaburun project, which drilling program commenced in 2015. During 2015, the Company terminated the Karaburun Option. The Company continues to hold the Karaburun Licence.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars and unaudited)
As at and for the three months ended March 31, 2017

5.	CAPITAL ASSETS

March 31, 2017		Accumulated	Net Book
	Cost	Depreciation	Value

Mining Equipment	$49,432	$(49,432)	$-
Office Equipment	49,600	(49,219)	381
Furniture and Fixtures	1,906	(1,596)	310
Building	440,329	(440,329)	-
	$541,267	$(540,576)	$691

December 31, 2016		Accumulated	Net Book
	Cost	Depreciation	Value

Mining Equipment	$49,432	$(49,432)	$-
Office Equipment	49,600	(49,156)	444
Furniture and Fixtures	1,906	(1,587)	319
Building	440,329	(440,329)	-
	$541,267	$(540,504)	$763

6.	RELATED PARTY TRANSACTIONS

As of March 31, 2017, an amount of $244,810 (December 31, 2016 - $217,763) was owed to Arnold Kondrat, a director, Chief Executive Officer and President of the Company, which includes both management fees in arrears and advances.

As of March 31, 2017, an amount of $10,485 (December 31, 2016 – 10,485) was owed to Delrand Resources Limited, a company with common directors, for the payment of general and administrative expenses by Delrand.

As of March 31, 2017, an amount of $37,611 (December 31, 2016 - $41,734) was owed from Loncor Resources Inc., a company with common directors, for the payment of general and administrative expenses by the Company.

All of the above related party transactions are in the normal course of operations and are unsecured, non-interest bearing, due on demand, and measured at the exchange amount as determined by management.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars and unaudited)
As at and for the three months ended March 31, 2017

7.	REPORTABLE SEGMENTS

The operations of the Company are located in two geographic locations: Turkey and Canada. The Company’s corporate office is located in Canada and is not an operating segment. The Company has only one reportable segment, a mineral exploration project in Turkey.

As at	March 31,	December 31,
	2017	2016

Turkey – capital assets	$310	$319
Canada – capital assets	381	444
Total	$691	$763

8.	SHARE CAPITAL

a)	Authorized Share Capital

The authorized share capital of the Company consists of 500,000,000 common shares with a par value of $0.0001 per share. Each common share entitles the holder to one vote and no holder of the common shares shall be entitled to any right of cumulative voting.

b)	Issued Share Capital

On May 6, 2015, the Company closed a non-brokered private placement of 15,000,000 units of the Company at a price of $0.05 (Cdn$0.06) per unit for gross proceeds of $749,430 (Cdn$900,000), of which $492,750 was allocated to shares and $256,680 was allocated to warrants. Each such unit was comprised of one common share of the Company and one-half of one warrant of the Company, with each full warrant entitling the holder to purchase one common share of the Company at a price of $0.083 (Cdn$0.10) for a period of two years (see notes 8(d) and 10(d)). Directors and officers of the Company purchased 10,100,000 of the said units.

As of March 31, 2017, the Company had outstanding 95,253,840 (December 31, 2016 – 95,253,840) common shares.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars and unaudited)
As at and for the three months ended March 31, 2017

c)	Stock-Based Compensation

On December 14, 2011, the Company established a new stock option plan (the “New Plan”). In establishing the New Plan, the Company’s board of directors also provided that no additional awards will be made under the Company’s 2010 Performance and Equity Incentive Plan (the “2010 Plan”) and terminated the 2010 Plan effective upon the exercise, expiry, termination or cancellation of all of the outstanding stock options that were granted under the 2010 Plan. Stock options may be granted under the New Plan from time to time by the board of directors of the Company to such directors, officers, employees and consultants of the Company or a subsidiary of the Company, and in such numbers, as are determined by the board at the time of the granting of the stock options. The number of common shares of the Company reserved from time to time for issuance to optionees pursuant to stock options granted under the New Plan shall not exceed 11,000,000 common shares. The exercise price of each stock option granted under the New Plan shall be determined in the discretion of the board of directors of the Company at the time of the granting of the stock option, provided that the exercise price shall not be lower than the last closing price of the Company’s common shares on the TSX Venture Exchange prior to the date the stock option is granted.

On May 23, 2014, 1,680,000 stock options were granted under the New Plan. Each such stock option entitles the holder to purchase one common share of the Company at a purchase price of $0.14 (Cdn$0.15) for a period of 5 years. The options vest at a rate of 25% on each six-month anniversary of the grant date.

The following table summarizes the stock option information for the three months ended March 31, 2017 and for the three months ended March 31, 2016:

				Weighted
		Weighted		average
		average	Weighted	remaining
	Number of	exercise	average fair	contractual
	options	price ($Cdn)	value ($Cdn)	life (in years)
Closing Balance, December 31, 2015	2,130,000	0.38	0.17	2.85
Forfeited	(430,000)	0.15	0.25
Closing Balance, March 31, 2016	1,700,000	0.32	0.15	2.74
Expired	(100,000)
Forfeited	(350,000)
Closing Balance, December 31, 2016	1,250,000	0.15	0.06	2.64
Closing Balance, March 31, 2017	1,250,000	0.15	0.06	2.15

March 31, 2017
Vested	1,250,000	0.15	0.06	2.15
Unvested	-	-	-	-

March 31, 2016
Vested	1,350,000	0.37	0.17	2.63
Unvested	350,000	0.15	0.06	3.15

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars and unaudited)
As at and for the three months ended March 31, 2017

During the three months ended March 31, 2017, the Company recognized as stock-based compensation expense (included in general and administrative expenses) $nil (three months ended March 31, 2016 – $2,297). As at March 31, 2017, the unrecognized stock based compensation expense is $nil (December 31, 2016 - $nil).

The Black-Scholes option-pricing model is used to estimate values of all stock options granted based on the following assumptions for the options granted in 2014:

(i)

Risk-free interest rate: 1.57%, which is based on the Bank of Canada benchmark bonds, average yield 5 year rate in effect at the time of grant for bonds with maturity dates at the estimated term of the options

(ii)	Expected volatility: 102.04%, which is based on the Company’s historical stock prices
(iii)	Expected life: 5 years
(iv)	Expected dividends: $Nil

d)	Canadian Dollar Common Share Purchase Warrants

As at March 31, 2017, the Company had outstanding and exercisable Canadian dollar common share purchase warrants entitling the holders to purchase a total of 7,500,000 common shares of the Company (December 31, 2016 – 7,500,000), as set out in the following table:

	Number of			Remaining
	shares	$ U.S. Exercice	Exercise period	contractual life
Issue Date	issuable	price	(months)	(months)
May 6, 2015(1)	7,500,000	$0.083	24	1

(1)	The exercise price for the Canadian dollar common share purchase warrants is Cdn$0.10 for one share and converted at day of issue.

As of March 31, 2017, the weighted average fair value per Canadian dollar common share purchase warrants was $nil (December 31, 2016 - $nil).

The Black-Scholes option-pricing model was used to estimate values of the Canadian dollar common share purchase warrants granted based on the following assumptions:

(i)

Risk-free interest rate: 0.72%, which is based on the Bank of Canada benchmark bonds yield 2 year rate in effect at the time of grant for bonds with maturity dates at the estimated term of the warrants

(ii)	Expected volatility: 43%, which is based on the average of the Company’s selected peers historical stock prices
(iii)	Expected life: 0.10 years
(iv)	Expected dividends: $Nil

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars and unaudited)
As at and for the three months ended March 31, 2017

During the three months ended March 31, 2017, there was no gain or loss recorded on the revaluation for the derivative financial instruments.

e)	Loss Per Share

Basic and diluted loss per share was calculated on the basis of the weighted average number of common shares outstanding for the three months ended March 31, 2017, amounting to 95,253,840 common shares (three months ended March 31, 2016 – 95,253,840). 1,250,000 stock options (March 31, 2016 -- 1,700,000) and 7,500,000 warrants (March 31, 2016 - 9,000,000) were not included in the weighted average number of diluted common shares outstanding as they were anti-dilutive.

9.	INCOME TAXES

For income tax purposes the Company had $45,216 of net loss for the three months ended March 31, 2017, which can be used by the Company to offset future taxable income. The net deferred tax asset generated by the cumulative loss carryforward has been fully reserved.

No income tax benefit has been recorded in these interim condensed consolidated financial statements since the recoverability of such assets will more likely than not be realized through known future revenue sources.

10.	FINANCIAL RISK MANAGEMENT

a)	FOREIGN CURRENCY RISK

Foreign currency risk is the risk that a variation in exchange rates between the United States dollar and other foreign currencies will affect the Company’s operations and financial results. A portion of the Company’s transactions are denominated in Canadian dollars and Turkish lira. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. Significant foreign currency gains or losses are reflected as a separate component in the consolidated statement of operations. The Company has not used derivatives instruments to reduce its exposure to foreign currency risk.

The following table indicates the impact of foreign currency risk on net working capital as at March 31, 2017. The table below also provides a sensitivity analysis of a 10 percent strengthening of the US dollar against the Turkish lira and the Canadian dollar as identified which would have increased (decreased) the Company’s net loss by the amounts shown in the table below. A 10 percent weakening of the US dollar against the Turkish Lira and the Canadian dollar would have had an equal but opposite effect as at March 31, 2017.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars and unaudited)
As at and for the three months ended March 31, 2017

	Canadian	Turkish
	Dollar	Lira
Cash	$139	$74,388
Prepaids and advances	-	39,819
Accounts payable	(54,106)	(1,621)
Accrued liabilities	-	-
Total foreign currency working capital	(53,967)	112,587
US$ exchange rate at March 31, 2017	0.7513	0.2742
Total foreign currency net working capital in US$	(40,545)	36,573
Impact of a 10% strengthening of the US$ on net loss	(4,055)	3,657

b)	MARKET RISK

Market risk is the potential for financial loss from adverse changes in underlying market factors, including foreign-exchange rates, commodity prices and stock based compensation costs.

c)	TITLE RISK

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mining properties. Although the Company investigates title to all mineral properties for which it holds rights, the Company cannot give any assurance that title to such properties will not be challenged or impugned and cannot be certain that it will have valid title to its mineral properties.

Property title may be subject to government licensing requirements or regulations, social licensing requirements, unregistered prior agreements, unregistered claims, aboriginal claims, and non- compliance with regulatory and environmental requirements. The Company’s assets may also be subject to increases in taxes and royalties, renegotiation of contracts, expropriation of properties, currency exchange fluctuations and restrictions and political uncertainty.

d)	DISCLOSURES OF FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

At March 31, 2017, the carrying values of the Company’s cash, accounts payable and accrued liabilities approximate fair value.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars and unaudited)
As at and for the three months ended March 31, 2017

11.	ENVIRONMENTAL CONTINGENCY

The Company’s exploration and evaluation activities are subject to laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company believes its activities are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations.